KTG
KINGTHOMASON GROUP, INC.

309 Avenue H, Suite C, Redondo Beach, CA 90277
Office: 877.540.5484 • Fax: 310.388.1187

Dear KingThomason Group Shareholder,

I want to take this opportunity to give our shareholders an update on the progress being made at KingThomason Group during the first quarter of 2005. We are focused on ramping up the operations of both the TotalCare Credit Card and Healthcare Insurance Products Divisions by targeting our sales efforts and leveraging our current relationships. We recently have begun receiving funds under our $6,000,000 Common Stock Purchase Agreement with Fusion Capital Fund II, LLC. The funding will benefit our efforts under both of these operations.

As you know, the TotalCare Credit Card Division is a credit card-based provider and manager of patient-pay accounts receivable for physicians and hospitals. In the program, we will provide a credit card for patients who receive a medical bill that substantially exceeds that which is covered by insurance and are unable to pay that portion at the time of service or as the bill comes due. By using our credit card they are given the means to pay down their obligation over time on a structured monthly basis and the physicians are given an avenue to collect on these outstanding accounts. Because of the expense and expertise involved in the “friendly” collection of past due, patient-pay receivables, physicians normally do not resort to conventional collection methods. These uncollected accounts are now a large segment of medical care providers’ billings and a growing problem amounting to billions of dollars in uncollected billings annually. We have been told by dozens of practicing physicians that our TotalCare Credit Card Program is a viable answer to the problem. We intend to prove them right and hope to begin bringing physicians and accounts online in the coming months.

The Healthcare Insurance Products Division is currently exhibiting a growth rate far exceeding that of past years. Several new broker networks have been established for the sale of our dental plans and a redesign of our HealthNext Major Medical Plan, to be compliant with the new Health Savings Account (HSA) legislation, holds promises of increased sales. The Division is now in a position to more rapidly increase its growth over the coming months and throughout 2005.

I am encouraged that we will continue to make substantial progress with our business plan throughout the coming year.

Best regards,

Tim King
President & CEO

Exhibit 19
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